SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

United Continental Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

910047109
(CUSIP Number)

Altimeter Capital Management, LP

One International Place

Suite 2400

Boston, MA 02110

with a copy to:

Marc Weingarten, Esq.

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910047109	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON ALTIMETER CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,500,668 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,500,668 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,500,668 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 910047109	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON ALTIMETER PARTNERS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,500,668 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,500,668 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,500,668 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 910047109	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON BRAD GERSTNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,500,668 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,500,668 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,500,668 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 910047109	SCHEDULE 13D	Page 5 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of United Continental Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 233 South Wacker Drive, Chicago, Illinois 60606.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by (i) Altimeter Capital Management, LP, a Delaware limited partnership (the “Investment Manager”), (ii) Altimeter Partners Fund, L.P., a Delaware limited partnership (the “Fund”), and (iii) Brad Gerstner, a United States citizen (“Mr. Gerstner,” and together with the Investment Manager and the Fund, the “Reporting Persons”). Mr. Gerstner is the principal of the Investment Manager, which is the investment manager of the Fund. Altimeter General Partner, LLC, a Delaware limited liability company (the “General Partner”), is the general partner of the Fund.

Set forth in the attached Annex A and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Persons (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

(b) The business address of each of the Reporting Persons is One International Place, Suite 2400, Boston, MA 02110.

(c) The principal business of the Fund is investing in securities and related instruments. The principal business of the Investment Manager is the performance of investment management and advisory services. The principal business of Mr. Gerstner is to serve as the principal of the Investment Manager.

(d) During the last five years, none of the Reporting Persons, or, to the best of their knowledge, the Covered Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Investment Manager and the Fund are Delaware limited partnerships. Mr. Gerstner is a United States citizen. The citizenship of each Covered Person is set forth on Annex A and incorporated herein by reference.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $545,166,192 (including brokerage commissions) of the working capital of the Fund in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D. Such shares of Common Stock are or may be held from time to time by the Fund in margin accounts established with its brokers or banks and a portion of the purchase price for the Common Stock may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

CUSIP No. 910047109	SCHEDULE 13D	Page 6 of 10 Pages

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes in the ordinary course of business. The Reporting Persons acquired such shares of Common Stock because they believed that the shares of Common Stock reported herein, when purchased, represented an attractive investment opportunity.

Representatives of the Reporting Persons have engaged, and intend to continue to engage, in discussions with the Issuer’s management and members of the Issuer’s board of directors (the “Board”), other stockholders of the Issuer, and other interested persons regarding, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition, strategic alternatives and direction, and strategies to enhance shareholder value.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 11,500,668 shares of Common Stock, constituting approximately 3.1% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 372,810,266 shares of Common Stock outstanding as of October 13, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the SEC on October 22, 2015.

Representatives of the Reporting Persons have engaged in discussions with PAR Capital Management, Inc. (“PAR”) regarding their strategies to enhance shareholder value. As a result, the Reporting Persons may be deemed members of a “group” as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to such definition, the Reporting Persons and PAR may be deemed to beneficially own the shares of Common Stock beneficially owned by each other solely for such purposes. PAR has advised the Reporting Persons that it is the beneficial owner of 8,960,000 shares of Common Stock, or approximately 2.4% of the outstanding Common Stock, and, pursuant to certain cash-settled equity swaps, has economic exposure to an additional 2,923,500 notional shares of Common Stock, or approximately 0.8% of the Issuer’s Common Stock. Based upon such advice, the Reporting Persons and PAR beneficially own a combined 20,460,668 shares of Common Stock, or approximately 5.5% of the outstanding Common Stock (excluding the notional swap shares, as to which PAR disclaims beneficial ownership). The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by PAR and its affiliates. Accordingly, Items 11 and 13 of the cover pages to this Schedule 13D set forth the aggregate number and percentage of outstanding shares of Common Stock that are beneficially owned by the Reporting Persons.

CUSIP No. 910047109	SCHEDULE 13D	Page 7 of 10 Pages

The Reporting Persons (i) own (and will continue to own) less than 5% of the total outstanding Common Stock for purposes of Treasury Regulation Section 1.382-2T(g), (ii) have the sole right to dividends and/or proceeds from the sale of the Common Stock reported in Item 11 of the cover pages to this Schedule 13D and have no dividend or voting rights in any other shares of Common Stock, and (iii) do not have any formal or informal understanding with PAR or any other stockholder of the Issuer to make any coordinated acquisitions of, or investment decisions with respect to, the Common Stock.

(b) Each of the Reporting Persons has the shared power to vote or to direct the vote or to dispose or to direct the disposition of 11,500,668 shares of Common Stock.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Annex B hereto and is incorporated by reference herein.

(d) Not applicable.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	EXHIBITS

Exhibit	Description
1	Joint Filing Agreement, dated January 26, 2016.

CUSIP No. 910047109	SCHEDULE 13D	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 26, 2016

ALTIMETER PARTNERS FUND, L.P.
By: Altimeter General Partner, LLC Its: General Partner
By:	/s/ Brad Gerstner
Brad Gerstner
Managing Member

ALTIMETER CAPITAL MANAGEMENT, LP
By: Altimeter Capital Management General Partner, LLC Its: General Partner
By:	/s/ Brad Gerstner
Brad Gerstner
Managing Member

/s/ Brad Gerstner
BRAD GERSTNER

CUSIP No. 910047109	SCHEDULE 13D	Page 9 of 10 Pages

Annex A

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSONS

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons (the “Covered Persons”) of the Reporting Persons:

Altimeter Capital Management, LP

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Altimeter Capital Management General Partner, LLC	General Partner	Investment Management	Delaware	(1)

Altimeter Capital Management General Partner, LLC

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Brad Gerstner	Managing Member	Investment Management	United States	(1)

Altimeter General Partner, LLC

Name	Title or Relationship with Fund	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Brad Gerstner	Managing Member	Investment Management	United States	(1)

Altimeter Partners Fund, L.P.

Name	Title or Relationship with Fund	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Altimeter General Partner, LLC	General Partner	Investment Management	Delaware	(1)

(1)  The address of the principal place of business of each of the Covered Persons is One International Place, Suite 2400, Boston, MA 02110.

CUSIP No. 910047109	SCHEDULE 13D	Page 10 of 10 Pages

Annex B

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following tables set forth all transactions in the Common Stock effected by the Reporting Persons in the past sixty days. Unless otherwise noted, all such transactions were effected in the open market through a broker and all prices per share include commissions.

Altimeter Partners Fund, L.P.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/30/2015	23,279	55.79
11/30/2015	50,000	55.69
1/6/2016	50,000	54.86
1/6/2016	36,784	54.88
1/7/2016	10,000	52.90
1/7/2016	150,000	53.66
1/7/2016	150,000	53.17
1/7/2016	50,000	52.78
1/7/2016	3,000	52.62
1/8/2016	80,884	51.90
1/13/2016	120,000	49.32
1/15/2016	200,000	45.95